UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2022
Commission File Number: 001-40952
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Babylon Holdings Limited
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2500 Bee Cave Road
Building 1 - Suite 400
Austin, TX 78746
United States
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Earnings Release
On November 10, 2022, Babylon Holdings Limited issued a press release announcing its financial and operating results for the third quarter ended September 30, 2022. Copies of the press release and accompanying presentation are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
99.1	Press Release, dated November 10, 2022
99.2	Earnings Release Slides

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: November 10, 2022	/s/ David Humphreys
David Humphreys
Chief Financial Officer